AppYea, Inc.

September 19, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Pierce

Matthew Crispino

Re: APPYEA, INC.

Registration Statement on Form S-1

Filed May 10, 2022

File No. 333-264834

Ladies and Gentlemen:

AppYea, Inc. (the “Company”), is filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the above-referenced Registration Statement on Form S-1 (the “Amendment No. 3”) and this letter in response to the comments of the Commission’s Division of Corporation Finance (the “Staff”) given by letter (the “Comment Letter”) dated September 14, 2022. Each response is numbered to correspond to the comment set forth in the Comment Letter, which for convenience, we have incorporated into this response letter.

Amendment No. 2 to Form S-1 filed August 29, 2022

Use of Proceeds Page 29

1.

Please provide us with a reconciliation of your use of proceeds at each level (i.e., 25%, 50%, 75% and 100%) and ensure that you include the offering expenses and amount of debt repayment at each level.

Response: We have provided the requested reconciliation in Amendment No. 3 under the “Use of Proceeds”

2.

We note your disclosure that you would receive $9,000,000 if all warrants issued in the offering are exercised at $0.36 per share. However, several paragraphs later, you disclose that you would receive $387,942 if all warrants are exercise. Please revise or explain the difference between the two sum..

Response: The S-1 relates to a primary offering and an offering by selling shareholders. If all of the warrants issued in the primary offering are exercised, the Company will received $9,000,000. If the warrants held by the selling shareholders are exercised, the Company will receive $387,942.

In Amendment No. 3 under the “Use of Proceeds”, we have adjusted the first paragraph to refer to the warrant proceeds in the primary offering. Please note that in the first paragraph following the reconciliation table, we expressly state that we will not receive any of the proceeds of the common stock sold by the selling shareholders but that if the selling shareholders exercise all of their warrants, we would receive $387,942.

Financial Statements

Note 8. Convertible Loans and Warrants, page F-14

3.

We note your response to prior comment 7 which refers to the reverse merger transaction as the reason why the receipt of $250,000 and $110,000 from two investors during the year ended December 31, 2021 does not appear in the consolidated cash flow statement. Given that the reverse merger occurred in August of 2021 and that these monies were received from transactions that took place in November 2021, it is unclear why these transactions do not appear in the consolidated financials cash flow as of December 31, 2021. Please advise.

Response: The share exchange agreement between the Company and SleepX was entered into in August 2021 and the agreement closed as of December 31, 2021. We have made the appropriate clarification to the Note 1 to the year-end and the second quarter financials.

We hope that the above responses will be acceptable to the Staff.

Sincerely,

/s/ Asaf Porat
Asaf Porat, CFO